TABLE OF CONTENTS



Financial Highlights                                        1

Corporate Profile                                           1

Letter to Shareholders                                      2

Selected Financial Data                                     3

Management's Discussion and
Analysis of Results of Operations and Financial Condition   4

Audited Financial Statements                       Appendix A

Investor Information                               Appendix B







FINANCIAL HIGHLIGHTS
                                                          Percent
Years Ended June 30,                1999          1998     Change
_________________________________________________________________

Total revenue                $12,409,032    $2,767,214      348%
Net income                      $488,157      $129,926      275%
Basic earnings per share             .36          $.10      260%
Earnings per share
  assuming dilution                  .29          $.09      222%
Working capital               $1,902,951    $1,976,945     (3.7%)
Stockholders' equity          $1,771,253    $1,198,513     47.8%
Closing market price
  per common share
  (Average of bid and ask)         $3.15         $2.25     40.0%
Return on equity                  32.89%        11.80%    178.7%
Return on assets                   5.50%         5.08%      8.3%





CORPORATE PROFILE

Oakridge Holdings, Inc. is a Minnesota Corporation organized on March 6, 1961. Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery Company, the Company operates two adjacent cemeteries near Hillside, Illinois, used for the intern of human remains. The cemetery operations of the Company are discussed on a consolidated basis. The Company makes no functional distinction between the two cemeteries, except where noted.

The combined cemeteries have 176.7 total acres of which 12.8 are used for interior roads and other improvements leaving 163.9 net acres with 137,000 burial plots, of which 36,537 remain in inventory. The cemeteries have two mausoleums with 975 niches and 3,190 crypts of which 148 niches and 348 crypts remain in inventory. The Company also holds deeds to 188 unsold crypts located in Forest Home Cemetery in Forest Park, Illinois. Cook and Dupage Counties in Illinois serve as the principal market for the Company's services.

The Company estimates that it has an inventory of cemetery and mausoleum spaces representing a 25 to 33 year supply, based on the maintenance of current sale levels. This inventory is considered adequate, and the Company does not currently plan on adding to it.

On June 29, 1998, the Company, through Stinar HG Inc., a Minnesota corporation and wholly-owned subsidiary of the Company, purchased substantially all the assets (including the right to use the name of the seller) and assumed substantially all of the liabilities of Stinar Corporation, a Minnesota corporation
( Seller ). Until the sale of the assets to Stinar HG, Inc., the Seller had been engaged in the manufacture and sale of ground support equipment for use by commercial airports and airlines and by military airbases.

Principal products of Stinar include truck-mounted stairways for use on aircraft, fuel and water trucks, food service and catering vehicles, vehicles used in transporting and loading luggage and cargo, sanitary services vehicles and other custom-built ground support vehicles used by airports, commercial airlines and the military. Stinar also provides limited service and repairs on vehicles it sells.





[Oakridge Holdings, Inc. Letterhead]


To Our Shareholders,


  We are pleased to report fiscal year 1999 was a landmark year for Oakridge. The two cemeteries and the manufacturing operation in fiscal year 1999 have transformed the Company as we celebrate our 38th anniversary and prepare for the next century.

  Revenues for fiscal year 1999 were $12,409,032; a 348.4% increase over the $2,767,214 recorded a year earlier. Income from operations grew for the seventh consecutive year, reaching $877,085 in the year ended June 30, 1999 or 73.32 percent above the $506,038 of the previous year. Net income after taxes but before cumulative effect on prior years of changing the method of accounting for deferred taxes increased to $488,157 in the year ended June 30, 1999 or 275.7 percent above $129,926 of the previous year.

  Basic net income per share for fiscal year 1999 was $.36 per share, or 260 percent above the $.10 per share of the previous year. Diluted net income per share for fiscal year 1999 was $.29 per share, or 222 percent above the $.09 per share of the previous year.

  The 1999 financial results were greatly improved and the performance of the market price of the stock has continued to improve, we believe the future is bright for the Company.

  Our primary long-term objective in fiscal year 2000 is to implement the business plan, continue to redefine strategic goals, increase revenue, decrease operating costs, and enhance shareholder value. As I have stated in the past, we will continue to redefine operations as we have in the last seven years to build our company for the long-term increasing shareholder value.

  To meet the challenge in the next century, we will continue to look for ways to improve shareholder value, by growing or expanding the present businesses, repurchasing our shares in the open market, early retirement of debt, cash or stock dividends, or again the acquisition of an existing business. As I have said in the past, "We will not stand around and wait for things to happen; we will make things happen."

  While fiscal year 1999 was another good year for management of the Company, it is extremely important for us to remember, "Success is a never-ending journey, taken one step at a time, and last year we took a large step in the right direction." We thank you, the shareholders, for taking the journey with us, and we look forward to converting our strategic goals into additional value for you the shareholder.


/S/Robert C. Harvey

Robert C. Harvey

Chairman, Board of Directors
and Chief Executive Officer



SELECTED FINANCIAL DATA


                         6/30/99     6/30/98     6/30/97     6/30/96     6/30/95     6/30/94     6/30/93
Total assets          $8,232,020  $9,509,303  $2,682,918  $2,613,437  $3,125,595  $2,350,132  $1,515,185
Long-term
 obligations          $3,044,075  $3,123,833    $689,528    $989,065  $1,315,485    $301,103    $441,987
Total revenue        $12,409,032  $2,550,709  $2,344,988  $2,378,109  $2,349,345  $2,103,021  $2,243,461
Income (loss)
 from continuing
 operations before
 income taxes
 and cumulative
 effect of change
 in accounting
 principle              $670,157    $181,926    $297,432    $244,495    $295,149    $171,402    ($15,804)
Net income (loss)       $488,157    $129,926    $214,432    $174,495    $190,512    $678,588    ($15,804)
Basic net income
 (loss) per
 common share               $.36        $.10        $.16        $.13        $.09        $.35       ($.01)
Basic net income
 (loss) per
 common share
 assuming dilution          $.29        $.09        $.16        $.12        $.09        $.35       ($.01)
Cash dividends
 declared per share
 of common stock         $     -     $     -     $     -    $      -    $      -     $     -     $     -
Return on equity             33%         12%         24%         19%         18%         14%         (4%)
Book value per share       $1.28        $.92        $.77        $.60        $.65        $.58        $.17
Closing stock price        $3.15       $2.25        $.64        $.98        $.43        $.50        $.09






                     Closing Market Price Per Share Graph
                               1993         $.09
                               1994         $.50
                               1995         $.43
                               1996         $.98
                               1997         $.64
                               1998        $2.25
                               1999        $3.15







MANAGEMENT'S DISCUSSION
AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Net Income and Earnings Per Share

Net Income for 1999 was $488,157, an increase of 275% compared with $129,926 for 1998. Net income for the last seven years has continued to alternate from a high of $488,157 in 1999 to a low of a loss of $15,804 in 1993. With the exception of fiscal year 1994, when net income was $678,588 due to a cumulative effect of a change in accounting principle.

                                 Net Income Graph
                               1993     $(15,804)
                               1994     $101,996
                               1995     $190,512
                               1996     $174,495
                               1997     $214,432
                               1998     $129,926
                               1999     $488,157

Basic earnings per share for 1999 was $.36, an increase of 260% compared with $.10 per share for 1998. Basic earnings per share since 1993 have returned an average of $.17, with fiscal year 1993, 1994, 1995, 1996 and 1997 were ($.01),
$.35, $.09, $.12, and $.16 respectively.

                          Basic Earnings Per Share Graph
                               1993     $(.01)
                               1994     $.35
                               1995     $.09
                               1996     $.12
                               1997     $.16
                               1998     $.10
                               1999     $.36


Diluted earnings per share was $.29, an increase of 222% compared with $.09 per share in 1998. Diluted earnings per share since 1993 have returned an average of $.16, with fiscal year 1993, 1994, 1995, 1996, and 1997 were ($.01), $.35,
$.09, $.12, and $.16 respectively.

                         Diluted Earnings Per Share Graph
                               1993     $(.01)
                               1994     $.35
                               1995     $.09
                               1996     $.12
                               1997     $.16
                               1998     $.09
                               1999     $.29



Revenue

Revenue for 1999 was $12,409,032, an increase of $9,641,818 or 348% versus revenue of $2,767,214 in 1998. This increase is attributable to the acquisition of Stinar HG, Inc. ("Stinar").

                                Total Revenue Graph
                              1993      $2,243,461
                              1994      $2,321,677
                              1995      $2,584,565
                              1996      $2,614,973
                              1997      $2,585,443
                              1998      $2,767,214
                              1999     $12,409,032


Cemetery Operations

In fiscal year 1999, cemetery revenue increased $22,981, or .8%, over fiscal year 1998. The company did experience a $105,000 increase, or 4.1%, in funeral service revenues due to an increase in at-need cases handled of approximately 9% over fiscal year 1998. The increase was offset by a decrease of $61,000, or 2.4%, in sales of monuments and memorials, primarily attributable to one very large memorial sale in fiscal year 1998, and a $18,216 decrease In trust and interest income from 1998. The decrease is due to a decrease in investment returns on taxable bond funds.

Stinar Operations

Stinar manufacturing sales in fiscal year 1999 were $9,618,837: the sales markup was 35% to United States government entities, 20% to international airlines, and 45% to commercial airlines. There is no reliable historical financial information regarding revenue to identify specific trends.

Holding Operations

Holding Company had other income of $57,589 in fiscal year 1999 consisting primarily of a partial settlement with prior board members.


Cost of Sales and Products Sold

Cemetery Operations

Cemetery operating expenses in fiscal year 1999 increased $65,615, or 5%, but cost of goods sold in relation to sales increased 1.9% over fiscal year 1998. The increase was due to higher labor costs, increased medical and dental insurance benefits for the employees, and ground repairs caused by vandalism and storms.

Stinar Operations

Stinar cost of sales in relation to sales was 88%, with raw materials being 49%, labor and benefits being 27%, and remaining 12% being utilities, shop supplies, freight, insurance and miscellaneous expenses.

Holding Operations

Holding company operating expenses in fiscal year 1999 decreased approximately $50,000 or 17% in comparison to the prior fiscal year 1998. The decrease is due to decrease in officer's wages of $17,500, professional fees of $24,000, and lowers operating costs of approximately $9,000.


Gross Profit

Cemetery Operations

Cemetery operations gross profit decreased from 52.7% in fiscal year 1998 to 50.8% in fiscal year 1999. The decrease was due to revenue mix and increased costs of labor and related benefits, and repairs.

Stinar Operations

Stinar operations gross profit was 12%, since there is no reliable historical financial information regarding operations to identify specific trends.


Selling Expenses

Cemetery Operations

Cemetery selling expenses decreased $23,427, or 9.9%, for the fiscal year 1999, compared to fiscal year 1998, due to the elimination of the sales manager position and decreased commissions attributable to the large memorial sale discussed above.

Stinar Operations

Stinar selling expenses in relation to sales was 5% or $459,834, with sales salaries, sales representative's commissions and related benefits 78%, advertising in trade magazines 11%, show expense 4%, travel and miscellaneous 7%.


General and Administrative Expense

Cemetery Operations

Cemetery general and administrative expenses increased $35,778, or 8.5%, for the fiscal year 1999 compared to fiscal year 1998. The increase is due to legal fees associated with land condemnation.

Stinar Operations

Stinar general and administrative expenses in fiscal year 1999 were $352,768 or 4% in relation to sales. Salaries and benefits 35%, real estate taxes 16%, professional fees 15%, network consulting fees 3%, and various expenses 31%. There is no reliable historical financial information regarding operations to identify specific trends.

                           Income From Operations Graph
                               1993     $(15,804)
                               1994     $263,277
                               1995     $416,459
                               1996     $446,940
                               1997     $384,014
                               1998     $506,038
                               1999     $877,085


Other Non-Operating Expenses

Stinar Operations

Stinar other expenses, which consist of interest expense, were $231,208. This was due to mortgage payment on land and building, sellers note, and bank debt.

Holding Operations

Holding Company interest expense in fiscal year 1999 increased $89,746 in comparison to prior fiscal year 1998. The increase is due to the subordinated debentures sold to assist in the acquisition of Stinar.


Taxes on Income

The effective rate on income was approximately 27% in 1999 and 29% in 1998.


FINANCIAL POSITION

Liquidity and Capital Resources

The company relies on cash flow from continuing cemetery and Stinar operations to meet operating needs, debt and capital requirements. The cemetery businesses have provided sufficient cash during the past five years to have provided sufficient cash during the past five years to support day-to-day operations, current debt service, capital expenditures, and provide cash to assist in the acquisition of Stinar. The company expects that cemetery operations and Stinar will provide sufficient cash during the next five years to cover all debt payments and operation needs.

Stinar has secured a $3,000,000 line of credit to fund operations and capital expenditures. The line of credit expired June 30, 1999, and was extended to October 1, 1999. The bank has told the company that a new line of credit will be for $2,000,000 and a term note for $700,000 will be issued.

The cemetery has secured a line of credit for $225,000 to meet any uncertainties that could materially affect liquidity. This line of credit is secured by assets of the cemetery and matures October 3, 2000.

There are no expected changes in the number of full time, part time or seasonal employees by the Cemetery operations. However, Stinar anticipates hiring additional 15 full time employees for production, and a chief financial officer in fiscal year 2000.

The ratio of total debt to total stockholders equity was 3.64 to 1, 6.93 to 1,
1.67 to 1, 2.31 to 1, 1.97 to 1, 1.21 to 1, and 2.96 to 1 at June 30, 1999,
1998, 1997, 1996, 1995, 1994 and 1993, respectively.

                               Debt to Equity Graph
                               1993     2.96%
                               1994     1.21%
                               1995     1.96%
                               1996     2.31%
                               1997     1.67%
                               1998     6.93%
                               1999     3.65%

The decrease in the 1999 ratio was due to the first year of operations of Stinar Corporation. At June 30, 1999, $1,452,743 of long-term debt matures within one year, $1,346,556 is bank line of credit which will be able to be refinanced.

Management believes that, in addition to current financial resources, adequate capital resources are available to satisfy the Company's strategic direction. Management believes the Company's cash flow is sufficient to maintain its current operations and service its debt.


Capital Expenditures

Capital expenditures for the Company in 1999 amounted to $779,457, compared to $150,289 in 1998. During the past five years the Company capital expenditures totaled $1,266,645. The Company expenditures in 1999 for cemetery operations were; computer software and hardware, tools, sewers and repaying of roads, and vehicles, with Stinar operations capital expenditures were; snow plow, computer software and hardware, shop equipment, and building improvements.

The cemetery and manufacturing operations have a five-year plan for capital expenditures in 1999 to 2003 period of approximately $2,600,000. The cemetery capital expenditures will be approximately $600,000 for cemetery road improvements, increased inventory of niches and crypts in mausoleum and outdoors, grounds keeping equipment and computer software and hardware system. Manufacturing operation's capital expenditures will be approximately $2,000,000 for improvements in the present plant; computer software and hardware, office equipment and manufacturing equipment to meet anticipate revenue increase.

Net cash from operating activity in fiscal year 1999 resulted in the Company's ability to generate sufficient cash flow to finance its operations, fund capital expenditures, pay current debt service, purchase the assets of manufacturing operation, and continue to solve its environmental matters.


Environmental Matters

Cemetery Operations

In fiscal year 1995, the Company commissioned an engineering study of the Cemetery operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor.

During 1999, the Company did not incur any expenses for environmental remediating and a total of approximately $228,000 has been spend in prior years in remediating conditions at the Cemetery operations. In fiscal year 1997 the Company was notified by the Illinois Environmental Protection Agency ("Illinois EPA") that the environmental work conducted at the Cemetery operations may not have been in full compliance with its guidelines. The Company responded to the Illinois EPA with a work plan that will require the expenditure of additional costs of approximately $28,500, with the possibility of additional costs. The Company is awaiting a response on the work plan form the Illinois EPA. Additional costs beyond the $28,500 accrued at June 30, 1999 may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has Illinois EPA approval. Accordingly, the Company has made no provisions for reimbursements. The Company is not aware of any other environmental issues after the Cemetery operations.

Stinar

The assets purchased by Stinar HG, Inc. from Stinar Corporation included a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land (the "facility") located in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota. Prior to the acquisition of the Stinar facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar facility. This phase I environmental assessment suggested the need for additional study of the Stinar facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar facility. Accordingly, two additional Phase II environmental assessment were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter from the Minnesota Pollution Control Agency ("MPCA") stating that, provided certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar facility prior to the purchase of the assets Stinar HG, Inc. The structural improvements recommended by the Company's environmental consulting firm was scheduled to be completed before November, 1999, and the will be reviewed and, the Company believes, will be approved by the MPCA. Work has been performed but not completed, and the Company believes the approval by the MPCA will be before the fiscal year 2000 is completed.

The purchase agreement between Stinar, its shareholders and Stinar HG, Inc. requires Stinar and its shareholders to indemnify Stinar HG, Inc. for costs or expenses by Stinar related to environmental conditions at the Stinar facility, up to an amount believed by Stinar HG, Inc. and Stinar to exceed the reasonably anticipated potential liability associated with the Stinar facility. In addition, Stinar agreed to pay all costs associated with obtaining the no association letter from the MPCA and Stinar paid for the environmental consulting remediating and structural improvements discussed in the preceding paragraph. The Company does not anticipate that the operations of Stinar HG, Inc. and the ownership of the assets will result in any material liability to the Company or Stinar HG, Inc. under existing environmental laws, and Stinar HG, Inc. has not included a material sum in its budget for matters related to environmental compliance.


Common Stock and Stockholder's Equity

Stockholders' equity was $1,771,253 at June 30, 1999, as compared with $1,198,513 at June 30, 1998. The increase of $572,740 represents $488,157 of net income and $84,583 of stock transactions. The book value of each share of common stock at June 30, 1999 was $1.28, compared to $.92 at June 30, 1998.

                            Stockholders' Equity Graph
                               1993     $  382,463
                               1994     $1,061,051
                               1995     $1,052,710
                               1996     $  789,155
                               1997     $1,033,587
                               1998     $1,198,513
                               1999     $1,771,253

                               Book Value Per Share
                               1993     $ .17
                               1994     $ .58
                               1995     $ .65
                               1996     $ .60
                               1997     $ .76
                               1998     $ .92
                               1999     $1.28

                              Return on Equity Graph
                               1993     (.04%)
                               1994       14%
                               1995       18%
                               1996       19%
                               1997       24%
                               1998       12%
                               1999       33%

In 1999, the return on average stockholders' equity was 33% as compared to 12% in 1998, 24% in 1997, 19% in 1996, 18% in 1995, 14% 1994 and (.4%) in 1993.

The Company has traditionally not paid dividends and does not anticipate paying dividends in the foreseeable future.

At June 30, 1999 common stockholders' of record numbered 2,109, compared with 2,195 at the end of June 30, 1998.


Inflation

General inflation has not had a significant impact on the Company over the past seven years due to strong cash flow from operations. The Company continues to maximize cash flow through programs designed for cost containment, productivity improvements, and capital spending. Management does not expect inflation to have a significant impact on the results of operations or financial condition in the foreseeable future.


Outlook

The Company's prospects for the future are now positive. The operations of the operating cemeteries remain strong and the Company expects future operating results to be better than 2000 with Stinar HG, Inc. included in the consolidation.


Financial Condition

The Company's June 30, 1999 balance sheet continues to improve after six consecutive years of net income.

The following key measurements are indicative of the improvements made in 1999 by the Company:

                                                      Stockholders'
      Cash and cash                 Stockholders'   Equity to Total
       equivalents    Cash flow        Equity         Liabilities


1993     $76,161      $66,654        $382,463         1 to 2.96
1994    $391,373     $315,212      $1,061,051         1 to 1.21
1995    $192,691    ($198,682)     $1,052,710         1 to 1.97
1996    $264,691      $72,000        $789,155         1 to 2.31
1997    $382,287     $117,596      $1,003,587         1 to 1.67
1998    $823,458     $441,171      $1,198,513         1 to 6.93
1999    $950,907     $127,449      $1,771,253         1 to 3.65

Cash and cash equivalents were $950,907 at year end 1999, an increase of $127,449 from the year end 1998 balance. Cash flow from operations continue to generate sufficient funds to meet working capital for operations and capital improvements.

The Company, in its long-term cash planning, anticipates that internally generated funds will be sufficient to meet short-term debt.


Year 2000 Issue

The Year 2000 issue is the result of computer programs, microprocessors and embedded date reliant systems using two digits rather than four to define the applicable year. If not corrected, date-related information and data could cause many programs or systems to fail or generate erroneous information. The company's products and services have no inherent time or date function and will operate regardless of Year 2000 issues. In fiscal year 1999, the Company initiated a comprehensive Year 2000 readiness program addressing business software and hardware, manufacturing software and hardware used in the design, and/or manufacturing of equipment and third party suppliers. Although the Company does not currently expect any significant disruption to its operations due to Year 2000 issues, there can be no assurance that the Company will be able to assess, identify and correct all Year 2000 issues in a timely or successful manner.

The Company is addressing its suppliers whose failures to become year 2000 compliant in a timely manner, if at all, could have a material adverse effect on the Company. The Company is distributing questionnaires on Year 2000 compliance status (and follow-up letters, as necessary) to over 500 of its suppliers.

As of December 10, 1999, the costs incurred by the Company for Year 2000 compliance efforts have not been material. The Company currently estimates incurring an additional $20,000 for Year 2000 remediating efforts. The projected costs of the Company Year 2000 compliance efforts are based on management's best estimates, which were derived using assumptions about future events. These estimates may change as such efforts proceed and actual results could differ significantly from current plans.

Although the Company expects to complete its Year 2000 remediation in 1999, there are risks if its efforts are delayed or fail. A delay or failure in remedying a Year 2000 issue, caused by computer hardware or software errors or failures by the Company, or suppliers who may not be Year 2000 compliant could, in a worst case, interrupt the Company's business. Depending upon the extent and duration of the business interruption resulting from non-compliance issues, such interruption could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company will begin to develop contingency plans for Year 2000 readiness in March 1999 to ensure that back-up processes are in place in the event the Company is unable to complete remediation efforts by December 31, 1999. The Company expects to complete these contingency plans by September 1999, but there is no assurance that any such plans will address all risks that may actually arise.


Forward-Looking Statements

The statements in the Annual Report under the headings Liquidity and Capital Resources, Capital Expenditures, Environmental Matters, and Year 2000 Issue about the Year 2000 compliance, are forward-looking statements based on current expectations. These statements are subject to risks and uncertainties, including slower or faster customer acceptance of new management of Stinar HG, Inc., difficulties in financing and expanding capacity, changes in manufacturing efficiencies, difficulties in implementing Year 2000 compliance and the other risks and uncertainties discussed above. These factors may cause the Company's actual results to differ materially from historically earning and from the financial performance of the Company presently anticipated.











                                    APPENDIX A

                           AUDITED FINANCIAL STATEMENTS





            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED FINANCIAL STATEMENTS

               YEARS ENDED JUNE 30, 1999 AND 1998





                        TABLE OF CONTENTS

                                                             Page

Independent Auditors' Report                                   1



Consolidated Financial Statements:


Consolidated Balance Sheets                                    2


Consolidated Statements of Operations                          3


Consolidated Statements of Stockholders' Equity                4


Consolidated Statements of Cash Flows                          5


Notes to Consolidated Financial Statements                     6






              [Letterhead of Independent Auditors]


To The Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota


                  INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/S/ Stirtz Bernards Boyden Surdel & Larter, P.A.

Edina, Minnesota
August 25, 1999





            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS



                                                        June 30,
                                         __________   __________

                                            1999         1998
                                         __________   __________

ASSETS


Current assets:

Cash and cash equivalents                $  950,907  $   823,458


Receivables:

Trade, less allowance for doubtful
accounts of $33,000 in 1999 and
$11,000 in 1998                           1,578,822    2,547,042
Trust income                                  9,425       20,350
Other                                       132,500           -

Inventories:
Production                                1,854,221    2,829,142
Cemetery and mausoleum space
  available for sale                        634,887      663,791
Markers, urns and flowers                    20,367       24,388
Deferred income taxes                       102,000      245,000
Other current assets                         36,514       10,731
                                         ----------   ----------
Total current assets                      5,319,643    7,163,902
                                         ----------   ----------

Property and equipment                    4,387,570    3,632,908
Less accumulated depreciation            (1,539,730)  (1,347,698)
                                         ----------   ----------
                                          2,847,840    2,285,210
                                         ----------   ----------
Other assets                                 64,537       60,191
                                         ----------   ----------
                                         $8,232,020   $9,509,303
                                         ==========   ==========



                                                        June 30,
                                         __________   __________

                                            1999         1998
                                         __________   __________

LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
Note payable - bank                      $1,346,556   $2,065,000
Notes payable - other                        30,155      230,000
Accounts payable - trade                    601,186      950,791
Accrued liabilities:
  Accrued salaries and payroll taxes        375,657      469,980
  Perpetual care trust funds                212,781      226,858
  Deferred revenue                          507,711      452,661
  Customer deposits                          25,248      329,914
  Income taxes                               39,000            -
  Accrued marker and inscription costs       79,876       98,676
  Accrued environmental costs                28,500       28,500
  Other accrued liabilities                  93,990      251,327
Current maturities of long-term debt         76,032       83,250
                                         ----------   ----------
Total current liabilities                 3,416,692    5,186,957
                                         ----------   ----------
Long-term debt                            3,044,075    3,123,833
                                         ----------   ----------

Commitments and contingencies                     -             -
                                         ----------   ----------

Total liabilities                         6,460,767    8,310,790
                                         ----------   ----------

Stockholders' equity:
  Preferred stock, $.10 par value,
   1,000,000 shares authorized; none
   issued                                         -            -
  Common stock, $.10 par value, 5,000,000
   shares authorized; 1,388,003 and
   1,309,670 shares issued and outstanding
   in 1999 and 1998, respectively           138,801      130,968
  Additional paid-in capital              2,017,250    1,940,500
  Accumulated deficit                      (384,798)    (872,955)
                                         ----------   ----------
Total stockholders' equity                1,771,253    1,198,513
                                         ----------   ----------
                                         $8,232,020   $9,509,303
                                         ==========   ==========




            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF OPERATIONS


                                            Years Ended June 30,
                                        ___________  ___________

                                            1999         1998
                                        ___________  ___________


Net sales                               $12,409,032   $2,767,214

Cost of good sold                         9,802,382    1,306,614
                                        -----------  -----------
Gross margin                              2,606,650    1,460,600

Selling,  general  and
administrative expenses                   1,729,565      954,562
                                        -----------  -----------
Income from operations                      877,085      506,038

                                        -----------  -----------
Other income (expense):
Interest expense                           (392,970)     (73,042)
Loss on investment in property rights             -     (250,000)

Other                                       186,042       (1,070)
                                        -----------  -----------
Total other income (expense)               (206,928)    (324,112)
                                        -----------  -----------
Income before income taxes                  670,157      181,926

Income taxes                                182,000       52,000
                                        -----------  -----------
Net income                              $   488,157  $   129,926
                                        ===========  ===========


Basic net income per share              $       .36  $       .10
                                         ===========  ===========

Diluted net income per share            $       .29  $       .09
                                         ===========  ===========


                    OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       YEARS ENDED JUNE 30, 1999 AND 1998


                                                 Additional
                              Common Stock         Paid-In      Accumulated
                             Shares    Amount      Capital        Deficit          Total
BALANCE, June 30, 1997    1,309,670  $130,968    $1,875,500     $(1,002,881)  $1,003,587

Paid-in capital - stock
  options, June 31, 1998          -         -        65,000               -       65,000

Net income                        -         -             -         129,926      129,926
                          ---------  --------    ----------     -----------   ----------

BALANCE, June 30, 1998    1,309,670   130,968     1,940,500        (872,955)   1,198,513
                          ---------  --------    ----------     -----------   ----------
Issuance  of  common
  stock for cash             40,000    4,000        76,000               -        80,000

Issuance  of  common
  stock for services         15,000     1,500       41,000               -        42,500

Retirement of common stock  (16,667)   (1,667)     (46,250)              -       (47,917)

Exercise of stock options    40,000     4,000        6,000               -        10,000

Net income                        -         -             -         488,157      488,157
                          ---------  --------    ----------     -----------   ----------
BALANCE, June 30, 1999    1,388,003  $138,801    $2,017,250       $(384,798)  $1,771,253
                          =========  ========    ==========     ===========   ==========



            OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS

        Increase (Decrease) In Cash And Cash Equivalents


                                            Years Ended June 30,
                                        ___________  ___________

                                            1999         1998
                                        ___________  ___________


Cash flows from operating activities:
  Net income                            $   488,157  $   129,926

  Adjustments to reconcile net income to
  net cash flows from operating activities:
    Depreciation                            217,332       77,226
    Deferred income taxes                   143,000       50,000
    Common stock received in settlement     (47,917)           -
    Loss on investment in property rights         -      250,000
    Loss on disposal of equipment             4,500            -
    Compensation expense - stock options          -       65,000
    Compensation expense - common stock      42,500            -
    Receivables                             846,645       75,845
    Inventories                           1,007,846        9,853
    Other assets                            (35,134)      18,520
    Accounts payable - trade               (349,605)     (61,397)
    Accrued liabilities                    (495,153)      72,753
                                         ----------   ----------
      Net   cash  flows  from
      operating activities                1,822,171      687,726
                                         ----------   ----------

Cash flows from investing activities:
  Purchases of property and equipment (779,457) (150,289) Acquisition, net of cash acquired
    of $355,810                                   -   (1,687,140)
                                         ----------   ----------
      Net cash flows from
      investing activities                 (779,457)  (1,837,429)
                                          ----------   ----------

Cash flows from financing activities:
  Principal payments on long-term debt
  and other notes payable                  (286,821)     (19,520)
   Change in note payable - bank           (718,444)   1,060,394
   Proceeds from issuance of debentures
     and other notes payable                      -      550,000
   Proceeds from sale of common stock        80,000            -
   Proceeds on exercise of stock options     10,000            -
                                          ----------   ----------
     Net cash flows from
     financing activities                  (915,265)   1,590,874
                                          ----------   ----------

Net change in cash and cash equivalents     127,449      441,171

Cash and cash equivalents,
  beginning of year                         823,458      382,287
                                         ----------   ----------

Cash and cash equivalents,
  end of year                              $950,907     $823,458
                                         ==========   ==========



             Supplemental Disclosure of Cash Flow Information

Cash paid during the years for:
  Interest                                  328,119       73,042
                                         ==========   ==========

  Income taxes                                2,000        1,011
                                         ==========   ==========

  Details of acquisition:
    Fair value of assets                          -    7,072,179
    Liabilities                                   -    5,029,229
                                         ----------   ----------
      Cash paid                                   -    2,042,950
    Less cash acquired                            -      355,810
                                         ----------   ----------
      Net cash paid for acquisition      $        -   $1,687,140
                                         ==========   ==========




                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois. The cemetery operations routinely grant credit to pre-need customers, substantially all of whom are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business (see Note 2). The business designs, engineers and manufactures aviation ground support equipment serving businesses domestically and internationally.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Production inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market. Included in cemetery space available for sale is land held in a land trust in which a wholly-owned subsidiary of the Company is the sole beneficiary.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

CEMETERY AND MAUSOLEUM SPACE REVENUE

Under the Cemetery Care Act of the State of Illinois, the Company is required to transfer a portion of the proceeds of each sale of cemetery and mausoleum space to perpetual care trust funds. The reported net revenue has been reduced by the portion of the sales price that is required to be remitted to the perpetual care trusts.

Income on the perpetual care trust funds is recorded as cemetery revenue in the accompanying consolidated financial statements as earned. Distributions from the perpetual care trusts are used for care and maintenance of the cemetery. Expenses are recognized as incurred.

DEFERRED REVENUE

Deferred revenue consists of pre-need contracts that include charges for services to be performed at a later date. Revenue on these services is deferred to the period in which the services are performed.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to fixed assets, valuation allowances, certain accruals and operating loss carryforwards that are available to offset future taxable income. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.

CONCENTRATIONS OF CREDIT RISK

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. The credit risk is limited due to the large number of entities comprising the Company's customer base. At June 30, 1999, the Company had no significant concentrations of credit risk.

INCOME PER SHARE

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No.
128). SFAS No. 128 establishes accounting standards for computing and presenting earnings per share. Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted earnings per share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding options, warrants and other securities. The adoption had no effect on previously reported income per share.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS No. 133 to materially affect its financial position or results of operations.


2. ACQUISITION

On June 29, 1998, the Company acquired certain assets and liabilities of Stinar Corporation (Stinar) for $4,242,950 including acquisition costs. Stinar designs, engineers and manufactures aviation ground support equipment. The purchase price included $2,000,000 in cash, the issuance of $1,300,000 of contracts for deed, a $200,000 short-term note and $700,000 of convertible subordinated debentures. The transaction was accounted for using the purchase method. Accordingly, the purchase price was allocated to net assets acquired based on their estimated fair values. The excess of the purchase price over the fair value of net assets acquired of approximately
$50,100 is being amortized on a straight-line basis over 10 years. The results of operations of the acquired business from the date of acquisition to June 30, 1998 are not significant and are reflected in the Company's operations beginning July 1, 1998.

The following summarized unaudited pro forma results of operations for the year ended June 30, 1998 assumes the Stinar acquisition occurred on July 1 of 1997:


                               PRO FORMA INFORMATION

                                                      1998

    Net sales                                  $15,483,743
    Net earnings                                  $220,299
    Earnings per share                               $ .17


Pro forma results reflect adjustments for the incremental interest expense on debt incurred to finance the acquisition, depreciation and amortization of assets based on purchase price allocation and estimated income tax expense. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1998, nor are they necessarily indicative of future consolidated results.


3.INVENTORIES

Production inventories consist of the following:

                                              1999          1998


  Finished goods                          $170,173      $230,066
  Work in progress                         945,782     1,146,295
  Raw materials and trucks in stock        738,266     1,452,781
                                        ----------    ----------
                                        $1,854,221    $2,829,142
                                        ==========    ==========

Inventories of cemetery and mausoleum space available for sale consist of the following:

                                              1999          1998

  Cemetery space                          $521,783       539,940
  Mausoleum space                          113,104       123,851
                                        ----------    ----------
                                          $634,887      $663,791
                                        ==========    ==========


4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                              1999          1998

  Land                                    $450,000       450,000
  Land improvements                        417,344       288,092
  Building and improvements              1,798,692     1,422,881
  Vehicles                                 291,836       250,114
  Equipment                              1,429,698     1,221,821
                                        ----------    ----------
                                        $4,387,570    $3,632,908
                                        ==========    ==========


Depreciation charged to operations was $212,327 in 1999 and $77,226 in 1998.


5. INVESTMENT IN PROPERTY RIGHTS

In December 1994, the Company purchased the right to develop ten dwelling units for $250,000 from Mohave Shore Development Inc.
(MSD), a Nevada corporation. MSD has a master lease agreement with the Fort Mohave Tribal Corporation located in Arizona. The right has a term of 50 years. In addition, the Company has the right to purchase 31 additional development units in increments with each increment requiring additional fees to a total aggregate of $1,300,000. In 1998, the Company determined that the likelihood of realizing a return on this investment to be remote and accordingly wrote off the investment in property rights to $0 realizing a $250,000 loss.


6. NOTE PAYABLE - BANK

The Company has a $225,000 line-of-credit of which $219,997 was unused and available at June 30, 1999. Interest is payable monthly at the prime rate (7.75% at June 30, 1999). The note is secured by the assets of a wholly-owned subsidiary and matures October 31, 1999.

The Company has a $3,000,000 line-of-credit of which $1,341,553 was outstanding at June 30, 1999. At June 30, 1999, approximately
$625,000 of the line-of-credit was unused and available. Advances on the line-of-credit are based on 80% of eligible accounts receivable plus 75% of the eligible truck, work-in-process and finished goods inventory plus 50% of the eligible raw materials inventory. Interest is payable monthly at the banks reference rate plus .75% (8.5% at June 30, 1999). The note matures October 1, 1999 and is secured by the assets of the Company's wholly owned subsidiary, Stinar HG, Inc., and by assignment of life insurance policies. As of June 30, 1999, the Company was not in compliance with certain financial covenants related to tangible net worth. The bank intends to waive those covenants as of June 30, 1999.


7. NOTES PAYABLE - OTHER

 Notes payable - other consisted of the following:


                                              1999          1998
Note payable to individuals -
interest at 8.25%, secured by a
second priority lien on certain
inventories, accounts, equipment,
and general intangibles.                   $30,155      $200,000

Unsecured note payable to an
officer, interest at 9%, repaid
July 1998.                                       -        30,000
                                        ----------    ----------
                                           $30,155      $230,000
                                        ==========    ==========


8. LONG-TERM DEBT

Long-term debt consisted of the following:

                                              1999          1998
Mortgage note payable - bank,
payable in monthly installments of
$9,350 including interest at 8.625%,
maturing January 2002, secured by
real estate and the assets of
the Company.                              $616,445      $675,767

Other notes payable, payable in
monthly installments including
interest at 8.75%, maturing through
November 1999, secured by equipment.         2,989        11,316

Contracts for deed, payable in
monthly installments of $8,264 and
$1,503 including interest at 8.25%,
maturing in June 2005, secured by
certain property.                        1,280,673     1,300,000
                                        ----------    ----------

Long-term debt before debentures         1,900,107      1,987,083

Convertible subordinated debentures
- 9% interest, due annually each
December 31, convertible into one
common share at a conversion price
equal to 75% of the mean between the
average closing "bid" and "ask" price
on each of the five trading days
prior to the conversion date, issued
to owners of the business acquired,
payable in annual installments of
$200,000 commencing June 2001, 2002
and 2003, with the final $100,000
payment due in June 2004,unsecured,
redeemable by the Company with 10
days written notice.                       700,000       700,000

Convertible subordinated debentures
- 9% interest due annually each
December 31, convertible into one
common share for each $2.00 of the
principal amount, maturing in July
2006, unsecured, $270,000 of the
debentures were issued to an
officer and employee of the Company.       520,000       520,000

                                        ----------    ----------
                                         3,120,107     3,207,083
   Less current maturities                 (76,032)      (83,250)
                                        ----------    ----------
                                        $3,044,075    $3,123,833
                                        ==========    ==========



Subsequent maturities as of June 30, 1999 are as follows:

   Years Ending June 30:
   2000                                 $   76,032
   2001                                    279,550
   2002                                    702,988
   2003                                    215,342
   2004                                    116,657
   Thereafter                            1,729,538
                                        ----------
                                        $3,120,107
                                        ==========


9. ENVIRONMENTAL COSTS

In 1995, the Company commissioned an engineering study of its property for the purpose of determining the full extent of possible soil contamination. Five underground fuel tanks were found to require removal and the adjoining soil to undergo remediation. Environmental costs expensed to operations were $- 0- in 1999 and 1998 and approximately $228,000 in years prior to those presented.

Furthermore, the Company was notified by the Illinois Environmental Protection Agency (IEPA) that the clean-up plan may not be in full compliance with IEPA guidelines. The Company has responded to the IEPA with a work plan that calls for additional costs of approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the IEPA. Additional costs beyond the $28,500 accrued for at June 30, 1999 may be incurred, however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has IEPA approval. Accordingly, the Company has made no provision for reimbursements.


10. INCOME TAXES

The provision for income taxes consisted on the following:

                                              1999          1998
                                        ----------    ----------
   Current:
   Federal                                 $22,000       $     -
   State                                    17,000         2,000
                                        ----------    ----------
                                            39,000         2,000

   Deferred:
   Federal                                 139,000        44,000
   State                                     4,000         6,000
                                        ----------    ----------
                                           143,000        50,000
                                        ----------    ----------

                                          $182,000      $ 52,000
                                        ==========    ==========


Principal reasons for variations between the statutory federal tax rate and the effective tax rate were as follows:

                                              1999          1998


   Statutory U.S. federal tax rate             34%           34%

   State taxes, net of federal benefit          2             3

   Federal surtax exemption                    (2)           (4)

   Utilization of deferred income tax
   assets at rates different than
   originally capitalized                      (5)           (4)

   Other                                       (2)            -
                                            ------        ------
                                               27%           29%
                                            ======        ======

The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 1999 and 1998:

                                              1999          1998


  Deferred income tax liabilities         $(15,000)     $(10,000)
  Deferred income tax assets:
    Net operating loss carryforwards             -       156,000
    Environmental liability                  8,000         8,000
    Accrued vacation                        53,400        51,800
    Other                                   55,600        56,100
    Valuation allowance                          -       (16,900)
                                        ----------    ----------

  Net deferred income tax assets          $102,000       245,000
                                        ==========    ==========


11. OTHER RELATED PARTY TRANSACTIONS

During the years ended June 30, 1999 and 1998 amounts paid for compliance services to entities related to the chief executive officer were $13,715 and $20,124, respectively.


12. PENSION PLAN

Certain subsidiaries of the Company participate in a multi-employer union administered defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $15,600 in 1999 and $14,950 in 1998.


13. EMPLOYMENT CONTRACTS AND STOCK OPTIONS

The Company was committed under an employment contract with its chief executive officer (CEO) to pay annual compensation and bonus payments for three years ending December 31, 1998. Under this agreement, the Company was committed to pay a bonus of 10% of the Company net income over $300,000 and 15% of the Company net income over $500,000. The Company accrued $0 under these terms of the agreement for the years ended June 30, 1999, and 1998. The annual compensation expense under the employment contract was $90,000. As of June 30, 1999, no new agreement had been formalized.

In addition, the contract also provided for stock options subject to certain performance levels:

 a) 10,000 shares at beginning of year fair market value for each $100,000 of net income over a base income amount of $300,000.

 b) 40,000 shares at beginning of year fair market value based on the performance of the Company's stock in the public market.

The employment agreement expired December 31, 1998, and the exercise date of the stock options must be within three years of their grant or 90 days after the termination of the CEO's employment, whichever is first.

Under the agreement, stock options for 40,000 shares of common stock at $.38 per share were earned in 1998. Compensation expense of $65,000 was recognized with these stock options. No stock options were issued in 1999.

On May 18, 1990, the Board of Directors approved a nonqualified stock option plan for outside directors. Under the plan, each outside director received options to purchase 3,500 shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. These stock options are exercisable for a period of ten years from the grant date for active board members or for a period of twelve months from the date of termination for former board members. The Company reserved 21,000 shares of common stock for issuance under the plan, of which an option for 3,500 shares is outstanding and 14,000 shares are available for issuance.

On September 1, 1998, the Board of Directors approved a stock incentive awards plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the plan, individuals will be eligible based on judgement of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Company reserved 175,000 shares of common stock for issuance under the plan. As of June 30, 1999, no options have been granted.

During 1999, the Company entered into employment agreements with certain individuals that expire 2001 through 2004. The agreements provide for annual stock options to be granted on the respective anniversary date in total in the amount of 11,000 shares in 2000 and 2001 and 2,000 shares in 2002, 2003, and 2004. The options are exercisable upon issuance at fair market value at date of grant.

Shares subject to option are summarized as follows:

                           1990    Employment   Weighted
                          Stock     Contract     Average
                          Option     Options    Exercise
                           Plan                   Price


BALANCE, June 30, 1997     3,500      40,000       $ .25

Options granted                -      40,000       $ .38
                          ------     -------
BALANCE, June 30, 1998     3,500      80,000       $ .31

Options exercised              -     (40,000)      $ .25

BALANCE, June 30, 1999     3,500      40,000       $ .37
                          ======     =======


Options exercisable at:

  June 30, 1998            3,500      80,000       $ .31
  June 30, 1999            3,500      40,000       $ .37


Information regarding options outstanding at June 30, 1999 is as follows:

Type of Option        Number of  Exercise   Weighted    Weighted
                       Options     Price     Average     Average
                                   Range    Exercise    Remaining
                                              Price   Contractual
                                                          Life

1990 Stock Option Plan   3,500     $ .25      $ .25     3.0 Years
Employment contract     40,000     $ .38      $ .38     2.0 Years



The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its options. Had compensation cost been recognized based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been as follows:

                                             1999          1998
                                        ----------    ----------
  Net Income
   As reported                           $486,157      $129,926
   Pro forma                             $486,157      $128,426

The weighted average fair value of options granted was $1.68 in 1998. There were no options granted in 1999. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used for grants in 1998 were as follows:

                                                    1998

   Risk free interest rate                         5.50%
   Expected life of options                        3 Years
   Expected volatility                             35.85%
   Expected dividend yield                            -


14. CEMETERY AND MAUSOLEUM TRUST FUNDS

Two of the Company's wholly-owned subsidiaries are beneficiaries of perpetual care trust funds established under the Cemetery Care Act of the State of Illinois. Earnings on these perpetual care trust funds are to be used for the care, preservation and ornamentation of the Company's cemetery and mausoleum properties.

Earnings on these perpetual care trust funds totaled $184,646 in 1999 and $202,014 in 1998.

Perpetual care trust fund assets totaled approximately $4,170,000 and $4,100,000 at June 30, 1999 and 1998, respectively.


15. EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following table reconciles the income and shares of the basic and diluted earnings per share computations:

                                1999                                   1998

                    Income       Shares    Per-Share      Income       Shares    Per-Share
                 (Numerator) (Denominator)  Amount     (Numerator) (Denominator)  Amount
BASIC EPS

Income available   $488,157     1,344,250     $.36       $129,926     1,309,670       $.10
to common
shareholders


EFFECT OF DILUTIVE SECURITIES

Employee
Contract                  -        34,146                       -        60,863

1990  Option
plan                      -         3,159                       -         2,830

Convertible
debentures           76,900       567,154                       -             -


DILUTED EPS

Income  available
to common
stockholders
plus assumed
conversions        $565,057     1,948,709     $.29       $129,926     1,373,363       $.09


16. SEGMENT INFORMATION

The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company evaluates performance based on profit or loss from operations before income taxes. Financial information by industry segment as of and for the years ended June 30, 1999 and 1998 is summarized as follows:

                                        Aviation
                                         Ground
                                         Support
                         Cemeteries     Equipment       Total

1999
Net sales - external     $2,790,195    $9,618,837    $12,409,032
Depreciation and
  amortization               91,021       126,311        217,332
Interest expense              1,302       231,208        232,510
Segment operating profit    877,801       140,827      1,018,628
Segment assets            3,072,662     5,408,274      8,480,936
Expenditures for segment
  fixed assets              267,634       511,823        779,457

1998
Net sales - external     $2,767,214    $             $ 2,767,214
Depreciation and
  amortizaation              77,226                       77,226
Intereat expense              2,329                        2,329
Segment operating profit    798,035                      798,035
Segment assets            2,176,457     7,072,180      9,248,637
Expenditures for segment
  fixed assets              150,289     1,738,230      1,888,519


Reconciliation of segment profit to consolidated income before income taxes is as follows:

                                             1999           1998
                                        ----------     ----------
Total profit for reportable segments    $1,018,628     $  798,035
Unallocated amounts:
  Interest expense                        (160,460)       (70,713)
  Other corporate expenses                (188,011)      (545,396)
                                        ----------     ----------
Income before income taxes              $  670,157     $  181,926
                                        ==========     ==========

Reconciliation of segment assets to consolidated asset is as follows:

                                             1999           1998
                                        ----------     ----------
Total segment assets                    $8,480,936     $9,248,637
Other assets                               196,227        347,500
Elimination of receivable from
  corporate headquarters                  (445,143)       (86,834)
                                        ----------     ----------
  Total assets                          $8,232,020     $9,509,303
                                        ==========     ==========



The results of operations of the aviation ground support equipment business are reflected in the Company's operations beginning July 1, 1998 (see Note 2). approximately 20% of aviation ground support equipment net sales area to foreign entities.

Segment profit represents segment revenues less directly related operating expenditures of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation, and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.


17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 1999, and the methods and assumptions used to estimate such fair values, were as follows:

CASH AND CASH EQUIVALENTS - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

LONG-TERM DEBT AND OTHER NOTES PAYABLE - the fair value approximates the carrying amount, as the interest rates on the debt approximate current interest rates.


18. COMMITMENTS AND CONTINGENCIES

The Company is in labor negotiations with its Illinois cemetery employees represented by Local #1, of the Service Employees International Union, AFL-CIO, CLC, whose contract expired February 29, 1999. If the Company is unable to reach a negotiated settlement, a strike could occur which would depress cemetery revenues and disrupt cemetery operations.


19. OTHER INCOME

Included in 1999 other income is a settlement with the Illinois Department of Transportation regarding condemnation of property for $132,500.


20. RECLASSIFICATIONS

Certain reclassifications were made to the 1998 consolidated financial statements to conform to the 1999 presentation which had no effect on net income.











                                    APPENDIX B

                               INVESTOR INFORMATION






INVESTOR INFORMATION


Officers and Directors

Robert C. Harvey
Chairman of the Board
Chief Executive Officer

Robert B. Gregor
Secretary and Director

Hugh H. McDaniel
Director


Independent Auditors

Stirtz Bernards Boyden Surdel & Larter, P.A.
Minneapolis, Minnesota


Legal Counsel

Oppenheimer Wolff & Donnelly
Minneapolis, Minnesota


Transfer Agent and Register

Correspondence regarding stock holdings and changes of address and transfer of certificates should be directed to the transfer agent at the following departments:

For general inquiries, changes of address, transfers and consolidation of shareholder accounts:

     Chemical Mellon Shareholder Services, L.L.C.
     PO Box 33102
     South Hackensack, NJ  07606-19

Overnight or express mail only:

     Chemical Mellon Shareholder Services, L.L.C.
     Stock Transfer Department
     PO Box 469
     Washington Bridge Station
     New York, NY  10033

For replacement of lost stock certificates:

     Chemical Mellon Shareholder Services, L.L.C.
     Lost Securities
     85 Challenger Rd
     Ridgefield Park, NJ  07660


Common Stock

Ticker Symbol: OKRG

Common stock of Oakridge Holdings, Inc. is listed and traded on the over-the-counter market, primarily through listings in the National Quotation Bureau "pink sheets". Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

As of June 30, 1999 there were approximately 2,109 shareholders of record of the Company's common stock.

Stock Prices

Years Ended June 30,                 1999               1998
                                 High    Low        High    Low

First quarter                    1.59    3.50       1.06     .56
Second quarter                   1.75    4.50       1.59     .81
Third quarter                    2.63    4.00       4.00    1.25
Fourth quarter                   2.06    4.25       2.50    2.00



Dividend Policy

The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future.

Form 10-K

Copies of Oakridge Holdings, Inc. annual report to the Securities and Exchange Commission on Form 10-K may be obtained by contacting:

                                             Robert C. Harvey
                                             4810 120th Street West
                                             St. Paul, Minnesota  55124-8628
                                             (612) 686-5495 Phone
                                             (612) 686-5427 Fax


Financial Information

Security analysts, investment managers and shareholders seeking additional information about the Company should direct inquiries to the Corporate office.


Annual Meeting of Shareholders

All shareholders and other interested parties are invited to attend the Company's annual meeting. It is scheduled for January 28, 2000 at 3:00 p.m. at Oppenheimer Wolff & Donnelly, Plaza VII, 45 South Seventh Street, Suite 3400, Minneapolis, Minnesota.